Media Release 11 February 2020

Exhibit 99.3
James Hardie Announces Adjusted Net Operating Profit of
US$77.4 million for Q3 Fiscal Year 2020 and US$266.2 million for the nine months ended 31 December 2019

James Hardie today announced results for the third quarter of its fiscal year 2020 and the nine months ended 31 December 2019:
•Group Adjusted net operating profit ("NOPAT") of US$77.4 million for the quarter and US$266.2 million for the nine months, an increase of 17% for both compared to prior corresponding periods (“pcp”);
•Group Adjusted EBIT of US$107.2 million for the quarter and US$365.8 million for the nine months, an increase of 18% and 20%, respectively, compared to pcp;
•Group net sales of US$616.7 million for the quarter and US$1,933.6 million for the nine months, an increase of 5% and 3%, respectively, compared to pcp;
•North America Fiber Cement Segment volume increased 11% for the quarter and 7% for the nine months, compared to pcp;
•North America Fiber Cement Segment EBIT margin of 26.1% for both the quarter and for the nine months;
•Asia Pacific Fiber Cement Segment EBIT margin of 22.9% for the quarter and 23.3% for the nine months; and
•Europe Building Products Segment Adjusted EBIT margin1 of 7.9% for the quarter and 9.6% for the nine months.

CEO Commentary
James Hardie CEO, Dr. Jack Truong, said, “We are very pleased with our third quarter performance, delivering group Adjusted NOPAT and group Adjusted EBIT growth of 17% and 18%, respectively. This was the third consecutive quarter of strong financial results as our teams continue to execute our global strategic plan. The continued profitable growth momentum has led us to again raise our full year Adjusted NOPAT guidance range, to between US$350 million and US$370 million.”
He continued, “Our North America Fiber Cement segment stood out in delivering exceptional performance in the third quarter. North America exteriors volume grew 13% as our commercial transformation continues to gain traction with our customers and end-users. Additionally, our interiors business continued to improve and delivered volume growth of 3%. Our lean transformation is trending ahead of plan. We have now implemented Hardie Manufacturing Operating System (HMOS) in all 10 plants in North America.
The strong commercial and manufacturing performance in our North America Fiber Cement segment resulted in EBIT growth of 30% and 20% for the quarter and for the nine months, respectively. EBIT margin was 26.1% for both the quarter and for the nine months. Based on our strong performance in our exteriors business, we raised our Primary Demand Growth (PDG) target for fiscal year 2020 from 4-6% to 6+%. We also reaffirm our fiscal year 2020 EBIT Margin range of 25-27%."
Dr. Truong added, “Our Asia Pacific Fiber Cement segment delivered good financial returns, with EBIT margin of 22.9% and EBIT growth of 5% for the third quarter, in local currency. Our Australian business continues to perform well and delivered profitable growth in a contracting market. Our Europe Building Products segment delivered fiber cement revenue growth in Euros of 20% in the third quarter, consistent with our plan."
He concluded, “Globally, our teams are executing our strategic plan, resulting in strong financial results in each of the last three quarters. We continue to invest in the long-term growth of our company with a focus on delivering more value to our customers through increased demand creation, consistent product quality, on-time delivery, and customer-driven innovations."
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1 Excludes costs associated with the acquisition

Media Release: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2020	1

Media Release 11 February 2020

Outlook

We continue to expect our North America Fiber Cement segment EBIT margin to be between 25% and 27% for fiscal year 2020. This expectation is based upon the Company achieving our PDG target along with modest growth in the underlying housing market. The Company expects new construction starts to be approximately 1.3 million in fiscal year 2020.

In Australia, we anticipate that our addressable underlying market will continue to experience high single-digit percent contraction in fiscal year 2020 compared to fiscal year 2019, but we expect volume from our Australian business to continue to grow above the market.

We expect our Europe Building Products segment to achieve year-on-year net sales growth and flat EBIT margin compared to fiscal year 2019. In Europe, we expect our addressable underlying market in fiscal year 2020 to decrease slightly compared to fiscal year 2019.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the fiscal year 2020 is between US$356 million and US$380 million. Management expects full year Adjusted net operating profit to be between US$350 million and US$370 million assuming, among other things, housing conditions in the United States remain consistent and in line with our assumed forecast of new construction starts and repair and remodel activity, input costs remain consistent, and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year.

The comparable Adjusted net operating profit for fiscal year 2019 was US$300.5 million. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the third quarter and nine months ended 31 December 2019 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures”

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Media Release 11 February 2020

included in the Company’s Management’s Analysis of Results for the third quarter and nine months ended 31 December 2019.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Media Release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter and nine months ended 31 December 2019.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2019; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
END
Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au

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